PROSPECTUS SUPPLEMENT NO. 12	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 1, 2021)	Registration No. 333-257423

PURECYCLE TECHNOLOGIES, INC.

18,177,703 Shares

Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 1, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on March 10, 2022 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of 5,936,625 shares of our common stock, par value $0.001 per share (“Common Stock”), that may be issued upon exercise of the Company Warrants (as defined in the Prospectus).

The Prospectus and prospectus supplement also relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 12,241,078 shares of Common Stock, which includes (i) 8,903,842 shares of Common Stock that may be issued upon conversion of the Convertible Notes (as defined in the Prospectus) currently outstanding as of the most recent interest payment date, (ii) up to 951,360 additional shares of Common Stock issuable upon conversion of the Convertible Notes assuming all remaining interest payments are made to holders of the Convertible Notes entirely in kind and the maturity date of the Convertible Notes is extended through April 15, 2023 (from October 15, 2022) at our election with respect to 50% of the amount outstanding under the Convertible Notes at October 15, 2022 and (iii) up to 2,385,876 shares of Common Stock held by certain initial stockholders named therein (including the shares of our Common Stock that may be issued upon conversion of the Company Warrants held by such initial stockholders).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, warrants and units are listed on The Nasdaq Capital Market under the symbols “PCT,” “PCTTW” and “PCTTU,” respectively. On March 10, 2022, the closing price of our Common Stock was $9.61 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 11, 2022.

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2022

PureCycle Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40234	86-2293091
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5950 Hazeltine National Drive,	Suite 650,	Orlando	32822
Florida
(Address of Principal Executive Offices)			(Zip Code)

Registrant’s telephone number, including area code: (877) 648-3565

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Stock, par value $0.001 per share	PCT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock, $0.001 par value per share, at an exercise price of $11.50 per share	PCTTW	The Nasdaq Stock Market LLC
Units, each consisting of one share of common stock, $0.001 par value per share, and three quarters of one warrant	PCTTU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 9, 2022, the Board of Directors (the “Board”) of PureCycle Technologies, Inc. (the “Company”) appointed the Company’s Chief Manufacturing Officer, Dustin Olson, to Chief Operating Officer and Chief Manufacturing Officer.

Mr. Olson, age 44, has served as the Company’s Chief Manufacturing Officer since March 2021, and continues in this role. From January 2021 to March 2021, Mr. Olson served as the Chief Manufacturing Officer for PureCycle Technologies LLC, a current Company affiliate. Previously, Mr. Olson served as the Vice President of Advanced Polymer Solutions of LyondellBasell, a multinational chemical company and licensor of polyethylene and polypropylene technologies, from August 2018 to December 2020, where he had commercial responsibilities for all advanced polymer solution activities across Asia-Pacific, Africa, the Middle East and India. From June 2017 to August 2018, Mr. Olson served as LyondellBasell’s Director of Polypropylene Compounds, where he was commercially and functionally responsible for polypropylene compounds activities across Asia-Pacific, Africa, the Middle East and India. In addition, Mr. Olson also served as Director of Manufacturing for Compounding, Catalyst and Ethanol for LyondellBasell from June 2015 to June 2017, where he was responsible for all compounding, catalyst and ethanol manufacturing activities across the Americas. Mr. Olson received a B.S. in Chemical Engineering from the University of Missouri-Rolla, a Master’s degree in Chemical Engineering from the University of Houston, and an MBA from Rice University’s Jesse H. Jones Graduate School of Management.

The material terms of any compensation arrangement for Mr. Olson in connection with his appointment to Chief Operating Officer is unavailable at this time.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description of Exhibit
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PURECYCLE TECHNOLOGIES, INC.

By: /s/ Lawrence Somma___________________

Name: Lawrence Somma

Title: Chief Financial Officer

Date: March 10, 2022